

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2008

Ms. Jacqualyn A. Fouse
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606

      Re: **Bunge Limited**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 3, 2008
              File No. 001-16625

Dear Ms. Fouse:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures, page 65

1.   We note your disclosure which states "As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the period covered by this Annual Report on Form 10-K." Please modify this statement to clearly indicate your assessment was as of the end of the period covered by your report, as required by Item 307 of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 67

2.   You disclose that "Other than the material weaknesses described above, there has
        been no change in our internal control over financial reporting during the fourth
        fiscal quarter ended December 31, 2007 that has materially affected, or is
        reasonably likely to materially affect, our internal control over financial
        reporting." Please modify your disclosure to state clearly, if correct, that there
        were changes in your internal control over financial reporting that occurred during
        this quarter that have materially affected, or are reasonably likely to materially
        affect, your internal control over financial reporting. In this regard, we do not
        believe the guidance in Item 308(c) of Regulation S-K allows for such qualifying
        language in the disclosure.

Management's Remediation Plan, page 67

3.   We note your disclosure that your disclosure controls and procedures and internal
        control over financial reporting were not effective as of December 31, 2007, and
        your disclosure regarding the remedial measures that you initiated and planned to
        undertake to address the deficiency. Please expand your disclosure to address
        whether there is an established timeline for implementing such remedial
        measures. In addition, please expand your disclosure to provide quantitative
        information regarding the cost of your remedial actions, if applicable.

Financial Statements

Basis of Presentation and Significant Accounting Policies

Inventories, page F-12

4.   We note your disclosure that you value readily marketable inventories in your
        agribusiness segment consisting of merchandisable agricultural commodities at
        market value. Please tell us the specific accounting literature you believe permits
        you to value such inventories at market value. Please also tell us if you are
        applying certain literature by analogy, and if applicable, why you believe the
        analogy is appropriate.

5.   Please quantify for us the amount of market adjustments that have been reflected
        in your financial statements for all periods presented.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief